82-3581

SPIC

Southern Petrochemical Industries Corporation Limited
Principal Off[redacted]PIC House, 88 Mount Road, Guindy, Chennai - 600 032
Phone : 2[redacted]ns : SOUTHPETRO Email : spiccorp@spic.co.in Website : www.spicltd.com

03032534

// BY COURIER //

Secy/ 30th September 2003

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
WASHINGTON D.C. 20549

SUPPL

03 OCT -7 AM 7:21

Dear Sirs:

Notice of the General Meeting

We write to inform that the Board of Directors of the Company at its Meeting held on 22nd September 2003 decided to convene a General Meeting on Wednesday, the 22nd October 2003 at 10.00 A.M. at Rajah Annamalai Hall, Chennai 600 108, to transact the special business mentioned in the Notice.

In this connection, we forward the Notice of the General Meeting of the Company, for your records.

Thanking you,

Yours faithfully
For SOUTHERN PETROCHEMICAL
INDUSTRIES CORPORATION LTD.

30/9/03
RA KRISHNAKUMAR
ASST.MANAGER (SECTL.)

10/7

PROCESSED
OCT 09 2003
THOMSON
FINANCIAL

Encl: as above

SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LIMITED

Registered Office: 73 Armenian Street, Chennai 600 001
Principal Office: SPIC HOUSE, 88 Mount Road, Guindy, Chennai 600 032.

NOTICE

NOTICE is hereby given that a General Meeting of the Members of Southern Petrochemical Industries Corporation Limited will be held on Wednesday, the 22nd October 2003 at 10.00 A.M. at Rajah Annamalai Hall, Chennai - 600 108 to transact the following SPECIAL BUSINESS:

To consider and, if thought fit, to pass, with or without modification, the following resolution as an ORDINARY RESOLUTION:

"RESOLVED THAT the Report of the Board of Directors of the Company to the shareholders on the erosion of the Company's net worth, pursuant to Section 23 of the Sick Industrial Companies (Special Provisions) Act, 1985 ("the Act"), be and is hereby considered and adopted."

"RESOLVED FURTHER THAT in accordance with the requirements of Section 23 of the Act, the Company do report to the Board for Industrial and Financial Reconstruction of the fact that the accumulated losses of the Company as at the end of the financial year 2002-03 have resulted in an erosion of more than fifty per cent of its peak net worth during the immediately preceding four financial years."

(By Order of the Board)

For SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LTD.

Place : Chennai — N RAMAKRISHNAN
Date : 23 September 2003 — Secretary

NOTES:

1. A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND ON A POLL, TO VOTE INSTEAD OF HIMSELF AND THE PROXY NEED NOT BE A MEMBER OF THE COMPANY. THE INSTRUMENT APPOINTING THE PROXY TO BE VALID SHALL BE DEPOSITED AT THE REGISTERED/ PRINCIPAL OFFICE OF THE COMPANY NOT LATER THAN FORTY-EIGHT HOURS BEFORE THE TIME FIXED FOR HOLDING THE MEETING.
2. Explanatory Statement of material facts, pursuant to Section 173(2) of the Companies Act, 1956, read with Article 76 of the Articles of Association of the Company, in respect of the aforesaid Special Business is annexed hereto..

ANNEXURE TO NOTICE

EXPLANATORY STATEMENT PURSUANT TO SECTION 173(2) OF THE COMPANIES ACT, 1956 READ WITH ARTICLE 76 OF THE ARTICLES OF ASSOCIATION OF THE COMPANY.

As per Section 23 of the Sick Industrial Companies (Special Provisions) Act, 1985 ["the Act"], if the accumulated losses of an industrial company as at the end of any financial year have resulted in erosion of fifty per cent or more of its peak net worth during the immediately preceding four financial years, such company is required:

i) to report the fact of erosion to the Board for Industrial and Financial Reconstruction; and

ii) to hold a general meeting of its shareholders for considering such erosion,

within sixty days from the date of adoption of its duly audited accounts at the Annual General Meeting.

On account of accumulated losses, there has been a significant reduction in the net worth of the Company, which stands at Rs.10.93 crores as at 31st March 2003, as compared to the peak net worth viz., Rs.653 crores in 1999-2000, mainly on account of a write-off of Rs.222.01 crores during the financial year 2002-03 and other factors, as explained in the enclosed Report of the Board of Directors. In view of this, the Company is attracted by Section 23 of the Act relating to potential sickness. A Report of the Board of Directors to the shareholders on the erosion and the causes therefor is enclosed for consideration and adoption by the Members of the Company.

(By Order of the Board)

For SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LTD.

Place : Chennai — N RAMAKRISHNAN
Date : 23 September 2003 — Secretary

SPIC

SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LIMITED

Registered Office: 73 Armenian Street, Chennai 600 001
Principal Office: SPIC HOUSE, 88 Mount Road, Guindy, Chennai 600 032.

To

All Members

Report pursuant to Section 23(1)(b) of the Sick Industrial Companies (Special Provisions) Act, 1985

As required under Section 23(1)(b) of the Sick Industrial Companies (Special Provisions) Act, 1985 ("the Act"), the following Report, as to the erosion in the net worth of the Company and the causes thereof, is being forwarded to the Members of the Company.

The peak net worth of the Company in the immediately preceding four financial years was Rs.653 crores viz., in the financial year 1999-2000. As per the audited financial accounts of the Company for the year ended 31st March 2003, adopted by the Members at their 33rd Annual General Meeting held on 22nd September 2003, the Company's accumulated losses stood at Rs.591.20 crores, resulting, thereby, in an erosion of more than 50% of its peak net worth during the preceding four years.

REASONS FOR EROSION:

(a) As shareholders are aware, considerable funds of the Company are locked in a major project viz., SPIC Petrochemicals Limited ("SPIC Petro"). The said Project could not progress on account of a protracted litigation with Chennai Petroleum Corporation Limited (CPCL). During the financial year 2002-03, in line with the Accounting Standard, the interest charged to SPIC Petro on the advance against equity, for the period, 1st April 2000 to 31st March 2002 of Rs.105.73 crores, was written off. Further, the interest on inter-corporate deposits placed with SPIC Petro has also not been accrued/capitalized during the year 2002-03.

(b) The Company's fertilizer project in Dubai unexpectedly got grounded as tying up of natural gas has been delayed, an issue beyond the Company's control.

(c) Interest and exchange fluctuation, incurred up to 31st March 2000, on the Floating Rate Notes issued by the Company, aggregating Rs.116.28 crores (net of exchange gain during the financial year 2002-03) carried forward in capital work-in-progress as of 31st March 2002 was written off in the books of account during the financial year 2002-03.

(d) Fertiliser industry's survival is a function of government policy and favourable monsoon. The Government of India, in a bid to contain the fertilizer subsidy, imposed severe liquidity strain on an already tight working capital position by effecting recovery of subsidy on an ad hoc basis. The recovery was steep and made applicable with retrospective effect, casting a heavy burden on urea producing units, like your Company, of repaying large amounts of subsidy to the Government. Besides imposing acute liquidity constraint, this led to non-payment of dues in time to banks, in turn, leading to delay in opening of Letters of Credit for raw materials. The Company's Di-Ammonium Phosphate (DAP) plants could not meet production targets due to fund constraint as well as stiffening of terms imposed by key raw material suppliers on account of overdues. The Company also had to face shortage of critical inputs like naphtha and fuel oil in view of the liquidity constraint owing to non-receipt of even the revised subsidy, in time, from the Government of India.

To compound the woes, during the financial years, 2001-02 and 2002-03, there has been a drop in the Company's fertilizer production. The year 2002 was a rather harsh drought year, with southern India, which constitutes the Company's command area, reeling under severe drought.

These constraints resulted in under-utilization of plant capacities and frequent unplanned shutdown/startup of the plants during 2002-03. The unplanned stoppages reflect in sharp rise in the specific consumption norms and also higher direct cost of manufacture. The impact was multi-pronged viz., higher cost of raw materials, higher consumption of raw materials and under recovery of fixed cost. The cost management initiatives undertaken by the Company were eclipsed by frequent shutdowns leading to unproductive consumption of raw materials. The lower production of DAP and 20:20 by the Company also restrained the improvement of Company's market share.

(e) The business prospects of the SMO Division (Engineering Consultancy and Project Services Division) were also affected by inadequate non-fund based limits for submitting bid bonds. The Division,

having the technical competency to execute major projects in the power sector; is unable to participate in the projects of Power Grid Corporation of India Limited for massive expansion in transmission network. The inability to participate in such opportunities has affected the business prospects of the Division.

MANAGEMENT'S OBSERVATIONS/STEPS TAKEN:

As regards the SPIC Petro Project, the draft Memorandum of Settlement (MoS) between CPCL and the Company, which has been approved by the Ministry of Petroleum and Natural Gas, Government of India, in March 2001 is awaiting formal execution. The Company is in the process of identifying a strategic partner to invest in the said Project and on execution of the MoS, settle the compensation payable to CPCL and have the stay vacated by the Hon'ble Madras High Court. The Company is hopeful that the Project will be implemented on resolving all the issues..

The Company is taking all out efforts to speed up execution of the detailed Gas Sales and Purchase Agreement for the Dubai Fertilizer Project with the Governments of Dubai and Abu Dhabi. The Government of Dubai has reiterated its commitment of assigning top priority to the Project in the allocation of gas and has assured speedy execution of the Gas Agreement. The financial closure of the Project is expected by early 2004 and commercial production by second quarter of 2005.

The management acknowledges that fertilizer industry in India is passing through an extremely critical phase. The industry faces a formidable challenge in the areas of:

(i) Availability and pricing of various hydrocarbon stock in the context of operational economy;

(ii) Taxes and duties on finished fertilizers and various inputs including feedstock and fuel used in the production; and

(iii) Obligations under the WTO.

The changes in the pricing policy parameters under the 7th and 8th pricing periods have had a significant, negative impact particularly on the older units due to removal of the vintage allowance.

The phenomenal increase in the prices of various feedstock viz., naphtha, fuel oil, LSHS and gas and more importantly, the virtual stagnation in the farm-gate price of urea for a fairly long period has led to the increase in the subsidy bill of the Government of India on urea for the farm sector. It must, however, be clearly understood that the real recipient of the subsidy is the farmer, and not the Company.

Feedstock, the choice of which has largely been determined by Government policy prevailing at a particular point of time, is one of the key reasons for large variations in costs between units. A critical issue for the fertilizer industry is therefore the pricing of gas. For older units like the Company, the yardstick would be the cost of gas with respect to the cost of naphtha. The switch to natural gas will take place if the overall energy cost comes down and not otherwise. In the interest of the industry, it is imperative that the Government of India announces a long-term feedstock policy linked to the price of urea, which will facilitate the industry to minimise uncertainties of return on investment.

Conscious of the overall difficult situation and to tide over it at the earliest, the management has been endeavoring its best to revise the business strategy and restructure the Company. A multi-point strategy has been adopted as detailed hereunder:

Five critical areas viz., debt-restructuring, plant operations, cost control, marketing and divestment of non-core investments have been identified, which would provide a sharper focus for increasing productivity, sales and profit of the Company in the coming years.

Towards more prudent financial management for improving liquidity and achieving a reduction in interest cost, the Company has taken vital measures, involving restructuring of the long-term debt of the Company under the Corporate Debt Restructuring (CDR) Mechanism, instituted by the Reserve Bank of India. As Members would be aware, the CDR Mechanism was evolved by the Reserve Bank of India, for facilitating a timely and transparent system for restructuring corporate debts of viable corporate entities affected by internal and external factors. The highlights of the Package are:

- Restructuring of the loans with varying interest rates (4%-11% p.a.) and repayment tenors (5-12 years) including moratorium of 2-3 years and interest funding for two years beginning from the cut-off date of 1st April 2002.
- Cash credit facility from the working capital consortium to carry an interest rate of 6% for the two years - 2002-03 & 2003-04 and 11% p.a. thereafter.
- Divestment of investments.

Implementation of CDR package would bestow the Company the benefit of reduction in interest cost and suitable reschedulement of loans, thereby improving the financial health of the Company.

The Management is confident that the sale proceeds from divestment earmarked during 2003-04 would not only improve liquidity but would also help in reducing borrowing costs and improving the net worth. In addition, as

envisaged under the CDR, the promoters would be contributing to the equity share capital of the Company to the extent of Rs.20 crores, in the current financial year, 2003-04.

As a major strategy, identifying the Fertiliser business as its core area of operations, the Company has hived of/ disposed its businesses in other unrelated areas like Shipping, LPG Division, Heavy Chemicals Division and its stake in the Seeds co-venture. Presently, the Company is in the process of identifying suitable partners/business options to hive of its Pharmaceutical and Biotechnology operations.

In the area of market development, the Company has intensified its effort at introducing specific crop/product oriented approach in addition to continuous farmer services development programmes through its Rural Development Centers. Factoring the role of dedicated, dynamic and motivated dealers as channel partners in an industry characterised by large volumes of operations, focussed measures are being implemented for sustaining energetic and value-driven dealers through innovative and effective forums/programmes. In addition, steps to leverage the brand image of 'SPIC' as well as the strong distribution network intensively are being worked in consultation with reputed International Business Consultants.

Appropriate measures for right sizing the human resource and enriching the human capital are also being put in place.

The various change-management initiatives being taken in the identified areas of focus, in addition to the debt-restructuring, as detailed above, are expected to improve the performance and profitability of the Company in the coming years, besides contributing to enhancement of Shareholder value.

The Board of Directors appreciates your forbearance and patience in this difficult phase of your Company and solicit your continued support and co-operation.

MEMORANDUM OF INTEREST

None of the Directors of the Company is interested in this resolution.

On behalf of the Board

Place : Chennai
Date : 23 September 2003

Dr. A C MUTHIAH
Chairman

SPIC

SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LIMITED

Registered Office : 73 Armenian Street, Chennai - 600 001.
Principal Office : "SPIC House", 88 Mount Road, Guindy, Chennai - 600 032.

ATTENDANCE SLIP

Please bring this attendance slip and hand it over at the entrance of **"RAJAH ANNAMALAI HALL"**, Chennai - 600 108.

Name & Address of the Shareholder :

....

....

....

....

....

Folio No.	

DP. ID*	
Client ID*	

* Applicable to investors holding shares in electronic form.

I hereby record my presence at the **General Meeting** of the Company at **"RAJAH ANNAMALAI HALL"**, Chennai - 600 108 on **Wednesday, the 22 October 2003 at 10.00 A.M.**

Signature of the Member or Proxy	Shares Held

SPIC

SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LIMITED

Registered Office : 73 Armenian Street, Chennai - 600 001.
Principal Office : "SPIC House", 88 Mount Road, Guindy, Chennai - 600 032.

PROXY

I / We ....

.... of..

in the district of.. being a Member(s) of the above

named Company hereby appoint Thiru ....

of .... in the District of ....

or failing him Thiru ....

of .... in the District of ....

as my / our proxy to vote for me / us on my / our behalf at the **General Meeting** of the Company to be held on **Wednesday, the 22 October 2003 at 10.00 A.M.** and at any adjournment thereof.

Signed this .... day of .... 2003.

Folio No.	

DP. ID		Client ID	

Affix
30 Paise
Revenue
Stamp

Notes : 1. The Proxy to be valid should be deposited at the Principal / Registered Office of the Company not later than 10.00 A.M. on 20 October, 2003.

2. The Proxy should be executed on 30 Paise Revenue Stamp.

SPIC

BOOK-POST

Under Certificate of Posting

To:

If undelivered, please return to :

SOUTHERN PETROCHEMICAL
INDUSTRIES CORPORATION LIMITED
Secretarial Department
"SPIC House", 88, Mount Road,
Guindy, Chennai - 600 032.
Please visit our website : *www.spicltd.com*